UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

AMENDMENT NO. 3

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

TPC Group Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

89236Y104

(CUSIP Number of Class of Securities)

TPC Group Inc.

Attention: Christopher A. Artzer

5151 San Felipe, Suite 800, Houston, Texas 77056

(713) 627-7474

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

M. Breen Haire

Baker Botts L.L.P.

One Shell Plaza

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

CALCULATION OF FILING FEE

Transaction Value(1)	Amount of Filing Fee(2)
$130,000,000	$9,269

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for cash shares of TPC Group Inc.’s common stock for an aggregate purchase price of not more than $130,000,000.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,269

Form or Registration No.: Schedule TO (File No. 005-85193)

Filing Party: TPC Group Inc.

Date Filed: November 8, 2010

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by TPC Group Inc., a Delaware corporation (“TPC Group” or the “Company”), on November 8, 2010, as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the SEC on November 12, 2010 and by Amendment No. 2 to the Schedule TO filed with the SEC on November 19, 2010 (collectively, the “Schedule TO”), in connection with TPC Group’s offer to purchase, for not more than $130 million in cash, shares of its common stock, par value $0.01 per share (the “Shares”), pursuant to (i) auction tenders at prices specified by the tendering stockholders of not less than $24.50 nor greater than $27.50 per Share or (ii) purchase price tenders, in either case upon the terms and subject to the conditions described in the Offer to Purchase, dated November 8, 2010 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the Letter of Transmittal (the “Letter of Transmittal”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO, which, as they may be amended or supplemented from time to time, constitute the “Tender Offer.”

The purpose of this Amendment is to amend and supplement the Schedule TO and the Offer to Purchase to provide certain additional information. Only those items amended and supplemented are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Schedule TO. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Amendments to Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.     The fourth paragraph on the first page under the caption “Important” is hereby amended and restated in its entirety as follows:

We are not making the Offer to, and will not accept any tendered shares from, stockholders in any U.S. state where we are prohibited from making the Offer by administrative or judicial action pursuant to a state statute after our good faith effort to comply with such statute.

2.     The fourth bullet under “Summary Term Sheet—What are the conditions to the Offer? ” is hereby amended to delete therefrom the phrase “, or limitation on prices for,”.

3.     The seventh bullet under “Summary Term Sheet—What are the conditions to the Offer? ” is hereby amended and restated in its entirety as follows:

•

no change, condition, event or development, or any condition, event or development involving a prospective change, occurs, is discovered, or is threatened relating to (i) general political, market, economic, financial or industry conditions in the United States or (ii) our business, general affairs, management, financial position, stockholders equity, income, results of operations, properties, assets, liabilities, condition (financial or otherwise), income, operations, licenses, franchises, permits, permit applications or prospects or in ownership of our shares (including, but not limited to, the occurrence of an event of default, or an event, act or occurrence that, with the giving of notice or lapse of time (or both), would become an event of default, under the ABL Revolver (as defined in Section 9), provided that we did not have the ability to prevent such event of default or other event, act or occurrence at the time it occurred without the incurrence of significant expense), which in our reasonable judgment is or may be materially adverse to us;

4.     The first sub-bullet under the fourth bullet under “Section 7—Conditions of the Offer” is hereby amended to delete therefrom the phrase “, or limitation on prices for,”.

5.     The fourth sub-bullet under the fourth bullet under “Section 7—Conditions of the Offer” is hereby amended and restated in its entirety as follows:

•

any change, condition, event or development, or any condition, event or development involving a prospective change, occurs, is discovered, or is threatened relating to (i) general political, market, economic, financial or industry conditions in the United States or (ii) our business, general affairs, management, financial position, stockholders equity, income, results of operations, properties, assets, liabilities, condition (financial or otherwise), income, operations, licenses, franchises, permits, permit applications or prospects or in ownership of our shares (including, but not limited to, the occurrence of an event of default, or an event, act or occurrence that, with the giving of notice or lapse of time (or both), would become an event of default, under the ABL Revolver (as defined in Section 9), provided that we did not have the ability to prevent such event of default or other event, act or occurrence at the time it occurred without the incurrence of significant expense), which in our reasonable judgment is or may be materially adverse to us; or

6.     The second and third sentences of the first paragraph under “Section 17—Miscellaneous” are hereby amended and restated in their entirety as follows:

If we become aware of any U.S. state where we are prohibited from making the Offer by administrative or judicial action pursuant to a state statute, we will make a good faith effort to comply with such statute. If, after such good faith effort, we cannot comply with the applicable statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such U.S. state.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TPC GROUP INC.

Date: November 26, 2010	By:	/s/ Christopher A. Artzer
Christopher A. Artzer
Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated November 8, 2010*
(a)(1)(B)	Letter of Transmittal*
(a)(1)(C)	Notice of Guaranteed Delivery*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 8, 2010*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 8, 2010*
(a)(1)(F)	Summary Advertisement, dated November 8, 2010*
(a)(2)	None
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)	Letter to Stockholders from the President and Chief Executive Officer, dated November 8, 2010*
(a)(5)(B)	Press release announcing the Tender Offer, dated November 8, 2010*
(b)(1)	Indenture dated as of October 5, 2010, by and among TPC Group LLC, the Guarantors party thereto, Wilmington Trust Company, as trustee, and Deutsche Bank Trust Company Americas, as collateral agent, paying agent, registrar and authentication agent (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed October 12, 2010)
(b)(2)	Amended and Restated Revolving Credit Agreement dated as of April 29, 2010 among TPC Group LLC and the other borrowers named therein, as Borrowers, TPC Group LLC, as Funds Administrator, various lending institutions, as Lenders, Deutsche Bank Trust Company Americas, as Administrative Agent, Deutsche Bank Trust Company Americas and Wells Fargo Capital Finance LLC as Co-Collateral Agents, and Deutsche Bank Trust Company Americas, as Collateral Agent (incorporated herein by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K filed May 3, 2010)
(b)(3)	First Amendment to Amended and Restated Revolving Credit Agreement dated as of September 22, 2010 among TPC Group LLC and Texas Butylene Chemical Corporation, as Borrowers, various lending institutions, as Lenders, and Deutsche Bank Trust Company Americas, as Administrative Agent (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed September 27, 2010)
(d)(1)	Texas Petrochemicals Inc. 2004 Stock Awards Plan (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form 10 filed November 25, 2009)
(d)(2)	Form of Option Award Agreement under 2004 Stock Awards Plan (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form 10 filed November 25, 2009)
(d)(3)	Form of Restricted Stock Award Agreement under 2004 Stock Awards Plan (incorporated herein by reference to Exhibit 10.12 to the Company’s Registration Statement on Form 10 filed November 25, 2009)
(d)(4)	Texas Petrochemicals Inc. 2009 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.13 to the Company’s Registration Statement on Form 10 filed November 25, 2009)
(d)(5)	Form of Restricted Stock Award Agreement for directors under the 2009 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.14 to Amendment No. 1 to the Company’s Registration Statement on Form 10 filed January 8, 2010)
(d)(6)	Form of Performance Share Award Agreement dated May 24, 2010 for key employees under the 2009 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 26, 2010)
(d)(7)	Form of Restricted Stock Unit Award Agreement dated May 24, 2010 for key employees under the 2009 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed May 26, 2010)
(d)(8)	Investment Agreement dated as of February 28, 2004 by and among Texas Petrochemicals LP, Castlerigg Master Investments, Ltd. and RCG Carpathia Master Fund, Ltd. (incorporated herein by reference to Exhibit 2.2 to the Company’s Registration Statement on Form 10 filed November 25, 2009)
(g)	None
(h)	None

*	Previously filed with the Schedule TO on November 8, 2010.

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